UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Galaxy Nutritional Foods, Inc.

(Name of Subject Company (Issuer))

Andromeda Acquisition Corp.

MW1 LLC

Mill Road Capital, L.P.

Galaxy Partners, L.L.C.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

36317Q 10 4

(CUSIP Number of Class of Securities)

Andromeda Acquisition Corp.

c/o Mill Road Capital, L.P.

2 Sound View Drive, Suite 300

Greenwich, Connecticut 06830

(203) 987-3500

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Peter M. Rosenblum, Esquire

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$9,738,465.84	$382.73^

*	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This calculation is based upon the purchase of 27,051,294 shares of common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., at a price per share of $0.36 in cash. Such shares represent all of the outstanding shares of Galaxy Nutritional Foods, Inc. as of December 29, 2008.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 2 for fiscal year 2009 issued by the Securities and Exchange Commission on September 29, 2008. Such fee equals 0.0000393% of the transaction value.
^	Previously paid in connection with the filing persons’ Schedule TO filed with the Securities and Exchange Commission on February 13, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2009, as amended by Amendment No. 1 filed with the SEC on March 11, 2009, Amendment No. 2 filed with the SEC on March 17, 2009, Amendment No. 3 filed with the SEC on March 31, 2009 and Amendment No. 4 filed with the SEC on April 14, 2009 (as amended, the “Schedule TO”), by Andromeda Acquisition Corp., a Delaware corporation (“Purchaser”), MW1 LLC, a Delaware limited liability company (“MW1”), Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), Galaxy Partners, L.L.C., a Minnesota limited liability company (“Galaxy Partners”), and Timothy S. Krieger. The Schedule TO relates to the third-party tender offer by Purchaser to purchase, on behalf of MW1, Mill Road and Galaxy Partners, all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Company”), at a purchase price of $0.36 per Share in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2009, as amended, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

ITEM 1. SUMMARY TERM SHEET

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

Summary Term Sheet. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Summary Term Sheet” and the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Items 3(a) and 3(c) of the Schedule TO are hereby amended and supplemented as follows:

(a) Name and Address. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Introduction,” “The Offer—9. Information Concerning Purchaser, MW1, Mill Road, Galaxy Partners and Mr. Krieger,” “Schedule I—Directors and Executive Officers of Purchaser,” “Schedule II—Persons Controlling MRCGP” and “Schedule III—Members of Galaxy Partners,” which information is incorporated herein by reference.

(c) Business and Background of Natural Persons. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer—9. Information Concerning Purchaser, MW1, Mill Road, Galaxy Partners and Mr. Krieger,” “Schedule I—Directors and Executive Officers of Purchaser,” “Schedule II—Persons Controlling MRCGP” and “Schedule III—Members of Galaxy Partners,” which information is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

(a) and (c)(1)-(7) Purposes and Plans. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Special Factors—1. Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” “The Offer—7. Effect of the Offer on the Market for the Shares; Exchange Act,” “The Offer—10. Background of the Offer; Contacts with the Company,” “The Offer—12. Description of the November Purchase Agreement, the Term Sheet and the Standstill Agreement” and “The Offer—14. Dividends,” which information is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

Item 11(b) of the Schedule TO is hereby amended and supplemented to add the following:

On April 28, 2009, Purchaser issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(E) and incorporated herein by reference, announcing that the Offer is being extended until 5:00 p.m., Eastern time, on April 30, 2009 in connection with the SEC’s pending review of the Offer. The Offer had been previously scheduled to expire at 5:00 p.m., Eastern time, on April 27, 2009. Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the depositary for the Offer, approximately 9 million Shares had been validly tendered by the April 27, 2009 expiration date and time. The Shares validly tendered in the Offer, when combined with the Shares owned by Mill Road and the Shares owned by Galaxy Partners, total approximately 23.4 million, or approximately 87% of the Shares outstanding as of February 10, 2009. Except for the extension of the Offer, the Offer remains subject to the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(5)(E)	Andromeda Acquisition Corp. press release issued on April 28, 2009 entitled, “Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer by Three Days.”

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Items 6(b), 7, 8, 9 and 12 of Item 13 of the Schedule TO are hereby amended and supplemented as follows:

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Special Factors—1. Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” which information is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a), (b), (c) and (d) Purposes, Alternatives, Reasons and Effects. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Special Factors—1. Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” “The Offer—5. Material United States Federal Income Tax Considerations” and “The Offer—10. Background of the Offer; Contacts with the Company,” which information is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a), (b), (c), (d), (e) and (f) Fairness, Factors Considered in Determining Fairness, Approval of Security Holders, Unaffiliated Representative, Approval of Directors and Other Offers. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Special Factors—2. Fairness of the Transaction,” which information is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a), (b) and (c) Report, Opinion or Appraisal, Preparer and Summary of the Report, Opinion or Appraisal and Availability of Documents. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Special Factors—3. Reports, Opinions, Appraisals and Negotiations,” which information is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—1. Terms of the Offer; Expiration Date,” which information is incorporated herein by reference. In addition, the filing persons do not have knowledge as to whether any executive officer, director or affiliate of the Company, other than Galaxy Partners (including Timothy S. Krieger) and Mill Road which have advised Purchaser that they will not tender any Shares pursuant to the Offer, currently intends to tender any Shares pursuant to the Offer.

(e) Recommendations of Others. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Summary Term Sheet,” which information is incorporated herein by reference. In addition, the filing persons do not have knowledge as to whether any executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the transaction. However, Galaxy Partners, the Company’s majority stockholder of which three members (including Timothy S. Krieger) have been elected to the Company’s board of directors, anticipates becoming an equity holder of MW1, the Purchaser’s parent company, prior to the expiration date of the Offer. Other than as set forth in the Offer to Purchase, as amended, Purchaser, MW1, Mill Road, Galaxy Partners and Timothy S. Krieger have not made a recommendation in support of or opposed to the transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MW1 LLC

By:	Mill Road Capital, L.P.,
its sole member

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	President

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Name:	Timothy Krieger
Title:	Manager

/s/ Timothy Krieger
Timothy Krieger

Date: April 28, 2009

Exhibit Index

Exhibit No.	Description
(a) (1) (A)	Form of Offer to Purchase, as amended, dated February 13, 2009.

(a) (1) (B)	Form of Letter of Transmittal (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(B) to the Schedule TO-T and incorporated herein by reference).

(a) (1) (C)	Form of Notice of Guaranteed Delivery (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(C) to the Schedule TO-T and incorporated herein by reference).

(a) (1) (D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(D) to the Schedule TO-T and incorporated herein by reference).

(a) (1) (E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(E) to the Schedule TO-T and incorporated herein by reference).

(a) (5) (A)	Andromeda Acquisition Corp. press release issued on February 9, 2009 entitled, “Andromeda Acquisition Corp. Announces Plans to Make a Cash Tender Offer for Galaxy Nutritional Foods at 112% Premium” (filed with the SEC by Andromeda Acquisition Corp. on February 9, 2009 as Exhibit 99.1 to the Schedule TO-C and incorporated herein by reference).

(a) (5) (B)	Andromeda Acquisition Corp. press release issued on March 17, 2009 entitled, “Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer” (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on March 17, 2009 as Exhibit (a)(5)(B) to the Schedule TO-T/A and incorporated herein by reference).

(a) (5) (C)	Andromeda Acquisition Corp. press release issued on March 31, 2009 entitled, “Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer” (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on March 31, 2009 as Exhibit (a)(5)(C) to the Schedule TO-T/A and incorporated herein by reference).

(a) (5) (D)	Andromeda Acquisition Corp. press release issued on April 14, 2009 entitled, “Andromeda Acquisition Corp. Waives Two Conditions in Anticipation of Closing Galaxy Nutritional Foods Tender Offer” (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on April 14, 2009 as Exhibit (a)(5)(D) to the Schedule TO-T/A and incorporated herein by reference).

(a) (5) (E)	Andromeda Acquisition Corp. press release issued on April 28, 2009 entitled, “Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer by Three Days.”

(b)	Not applicable.

(c)	Not applicable.

(d) (i)	Term sheet, dated as of February 6, 2009, by and between Mill Road Capital, L.P. and Galaxy Partners, L.L.C. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009 as Exhibit 99.H to the Schedule 13D/A and incorporated herein by reference).

(d) (ii)	Standstill Agreement, dated as of February 6, 2009, by and between Mill Road Capital, L.P. and Galaxy Partners, L.L.C. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009 as Exhibit 99.I to the Schedule 13D/A and incorporated herein by reference).

(d) (iii)	Stock Purchase Agreement, dated November 18, 2008, by and among Galaxy Partners, L.L.C., the Company and Frederick A. DeLuca (filed with the SEC by the Company on November 21, 2008 as Exhibit 10.1 to the current report on Form 8-K and incorporated herein by reference).

(d) (iv)	Consultant agreement by and among David H. Lipka, Galaxy Partners, L.L.C. and Fairway Dairy and Ingredients LLC (filed with the SEC by Galaxy Partners, L.L.C. on November 28, 2008 as Exhibit F to Schedule 13D and incorporated herein by reference).

(d) (v)	Amendment to Employment Agreement effective as of November 18, 2008 by and among Michael E. Broll and the Company (filed with the SEC by the Company on November 21, 2008 as Exhibit 10.2 to the current report on Form 8-K and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(A) to the Schedule TO-T and incorporated herein by reference.)

(g)	Not applicable.

(h)	Not applicable.